PRESS RELEASE                                                       EXHIBIT XIV
November 3, 2004

MCB EXCHANGE OFFER

Ocean Rig offers incentive to holders of Mandatory Convertible Bonds to convert their bonds into ordinary shares

Ocean Rig has decided to offer all holders of outstanding Mandatory Convertible Bonds (MCB) issued in August 2002 and maturing in August 2005, an exchange fee of 1% in return for their acceptance to convert their holdings of such bonds into ordinary shares in Ocean Rig at the agreed Conversion Price in accordance with the loan agreement. The offer is valid to18th November 2004 at 16.00 hours
(CET).

The original amount of MCB was approximately NOK 669 million. Approximately NOK 190 million has been converted to ordinary shares since August 2002 and approximately NOK 479 million is currently outstanding.

According to the loan agreement, the MCB may be converted by holders at any point in time up to final maturity on 22nd August, 2005 (the Final Conversion
Date). On the Final Conversion Date, Ocean Rig has the right to demand conversion of any remaining outstanding bonds. In each case, the bonds are convertible at the Conversion Price (NOK 35 per share). Accordingly, the MCB are currently booked as debt in Ocean Rig's balance sheet.

By encouraging holders to convert their bonds into shares through the exchange offer, Ocean Rig is seeking to accelerate a conversion from debt to equity in order to simplify and strengthen the balance sheet in preparation for a refinancing of the corporate debt.

Holders of MCB will receive an offer letter from Ocean Rig through Verdipapir-sentralen (VPS). When the acceptance period is over, the MCB tendered for conversion will be converted to shares in accordance with the terms of the loan agreement governing the MCB.

Ocean Rig owns and operates two of the world's largest and most modern drilling rigs, built for ultra deep waters and extreme weather conditions. One unit is currently operating offshore Angola and one unit is undergoing preparation for drilling in the Barents Sea.

NOTE: THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS (WITHIN THE MEANING OF SECTION 27A OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND
SECTION 21E OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934, AS AMENDED) WHICH REFLECT THE COMPANY'S CURRENT VIEWS WITH RESPECT TO CERTAIN FUTURE EVENTS AND FINANCIAL PERFORMANCE. ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY FROM THOSE PROJECTED OR IMPLIED IN SUCH FORWARD-LOOKING STATEMENTS. THE FOLLOWING IMPORTANT FACTORS, AMONG OTHER, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED OR IMPLIED IN ANY FORWARD-LOOKING STATEMENTS: (I) THE LIMITED OPERATIONS AND OPERATING HISTORY OF THE COMPANY; (II) THE FAILURE OF THE BINGO 9000 DESIGN TO PERFORM SATISFACTORILY OR THE COMPANY'S FAILURE TO ADEQUATELY PROTECT THE PROPRIETARY NATURE OF THE BINGO 9000 DESIGN; (III) THE COMPANY'S SIGNIFICANT LEVERAGE OR INABILITY TO GENERATE SUFFICIENT CASH-FLOW TO MEET ITS DEBT SERVICE REQUIREMENTS; (IV) THE COMPANY'S INABILITY TO MEET ANY FUTURE CAPITAL REQUIREMENTS; (V) THE COMPANY'S INABILITY TO RESPOND TO TECHNOLOGICAL CHANGES; (VI) THE IMPACT OF CHANGED CONDITIONS IN THE OIL AND GAS INDUSTRY; (VII) THE OCCURRENCE OF ANY ACCIDENTS INVOLVING THE COMPANY OR ITS ASSETS; (VIII) CHANGES IN GOVERNMENTAL REGULATIONS, PARTICULARLY WITH RESPECT TO ENVIRONMENTAL MATTERS; (IX) INCREASED COMPETITION OR THE ENTRY OF NEW COMPETITORS INTO THE COMPANY'S MARKETS; AND (X) UNFORESEEN OCCURRENCES IN ANY OF THE AREAS IN WHICH THE COMPANY MAY CONDUCT ITS OPERATIONS, SUCH AS WAR, EXPROPRIATION, NATIONALIZATION, RENEGOTIATION OR NULLIFICATION OF EXISTING LICENSES OR TREATIES, TAXATION AND RESOURCE DEVELOPMENT POLICIES, FOREIGN EXCHANGE RESTRICTIONS, CHANGING POLITICAL CONDITIONS AND OTHER RISKS RELATING TO FOREIGN GOVERNMENTAL SOVEREIGNTY OVER CERTAIN AREAS IN WHICH THE COMPANY WILL CONDUCT OPERATIONS. DUE TO SUCH UNCERTAINTIES AND RISKS, INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE UPON SUCH FORWARD-LOOKING STATEMENTS. REFERENCE SHOULD BE MADE TO THE COMPANY'S FILINGS WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION.

FOR FURTHER INFORMATION, PLEASE CONTACT GEIR AUNE, EXECUTIVE CHAIRMAN, OR SENIOR VICE PRESIDENT FINANCE CHRISTIAN MOWINCKEL,
TEL: +47   51 96 90 00.

STAVANGER, NOVEMBER 3RD, 2004
OCEAN RIG ASA

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